Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date:  March 07, 2002


On March 7, 2002, Intimate Brands, Inc. issued the following press release:


                    INTIMATE BRANDS REPORTS FEBRUARY SALES

Columbus, Ohio (March 7, 2002) -- Intimate Brands, Inc. (NYSE: IBI) reported a comparable store sales increase of 1% for the four weeks ended March 2, 2002 compared to the four weeks ended March 3, 2001. Net sales were $349.6 million, an increase of 3% compared to sales of $338.1 million last year.

To hear the Intimate Brands, Inc. prerecorded February sales message, call 1-800-294-4342, followed by the passcode IBI (424), or log onto www.IntimateBrands.com for an audio replay.

About Intimate Brands, Inc.:

Intimate Brands, Inc. is the leading specialty retailer of intimate apparel, beauty and personal care products through the Victoria's Secret and Bath & Body Works brands. As of March 2, 2002, Victoria's Secret products are available through 907 lingerie and 495 beauty stores (of which 96 are stand-alone), the Victoria's Secret Catalogue and online at www.VictoriasSecret.com. The Company offers a broad selection of personal care, home fragrance and decor products through 1,586 Bath & Body Works and 127 White Barn Candle Company stores (of which 31 are stand-alone).

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company in the February sales call involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in the February sales call or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company's products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company's manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms and other factors that may be described in the Company's filings with the Securities and Exchange Commission. The forward-looking information provided in the February sales call is based on information available to the Company as of the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                                      ###

For further information, please contact:
Debbie J. Mitchell
Vice President, Communications and Investor Relations
Intimate Brands, Inc.
(614) 415-7546
www.IntimateBrands.com

(attachment: Comparable Store Sales and Store Count, page 2)

                             INTIMATE BRANDS, INC.
                                 FEBRUARY 2002


Comparable Store Sales Increase (Decrease):

                                    February    February
                                      2002        2001
                                    --------    --------

Victoria's Secret Stores               7%          (6%)

Bath & Body Works                     (8%)         (3%)

Intimate Brands, Inc.                  1%          (5%)




Total Stores:

                                                                Stores        Stores
                              Beginning      Year-to-date      Operating     Operating
                              of Year       Opened   Closed    at 3/2/02     at 3/3/01
                              ---------     ------   ------    ---------     ---------

Victoria's Secret Stores       1,002           1        -        1,003          957

Bath & Body Works              1,615           2        -        1,617        1,441
                               -----          --       --        -----        -----

Intimate Brands, Inc.          2,617           3        -        2,620        2,398


                                                                              2